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Exhibit 99H

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

        We consent to the incorporation by reference in this Annual Report on Form 20-F/A of Agnico-Eagle Mines Limited of our report dated February 24, 2004, with respect to the consolidated financial statements of Agnico-Eagle Mines Limited included in the 2003 Annual Report to Shareholders of Agnico-Eagle Mines Limited.

Toronto, Canada February 24, 2004	Ernst & Young LLP Chartered Accountants

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CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS